Filed Pursuant to Rule 424(b)(3)
Registration No. 333-156479

CNL MACQUARIE GLOBAL GROWTH TRUST, INC.

STICKER SUPPLEMENT DATED AUGUST 17, 2010

TO PROSPECTUS DATED JANUARY 7, 2010

This sticker supplement is part of, and should be read in conjunction with, our prospectus dated January 7, 2010 and the sticker supplement thereto dated June 24, 2010. Capitalized terms used in this sticker supplement have the same meaning as in the prospectus unless otherwise defined herein. The terms “we,” “our,” “us” and “CNL Macquarie Global Growth Trust” include CNL Macquarie Global Growth Trust, Inc. and its subsidiaries.

This information is presented as of August 11, 2010.

RECENT DEVELOPMENTS

Changes in Certain Fees to be Paid to Our Advisor

On August 11, 2010, we amended the Advisory Agreement with our advisor and entered into a second amended and restated advisory agreement for the purpose of restructuring fees to be paid to our advisor for certain services. The Advisory Agreement, as now amended, reduced the Investment Services Fee to be paid to our advisor from 3% to 1.85% of the purchase price of real properties or the amount invested in the case of other Assets, except securities, for services in connection with the selection, evaluation, structure and purchase of Assets. As previously provided in the Advisory Agreement, no Investment Services Fee shall be paid to our advisor in connection with our purchase of investments that are securities.

The Advisory Agreement, as now amended, also changed the Disposition Fee from 3% to 1% in the case of the sale of real properties and other Assets, except securities. If our advisor, its affiliates or related parties provide a substantial amount of services in connection with the sale of one or more Assets (including the sale of all of our Assets or a sale of the Company or a portion thereof), we will pay our advisor, its affiliates or related parties a Disposition Fee in an amount equal to (i) in the case of real property, the lesser of (A) one-half of a competitive real estate commission or (B) 1% of the sales price of such property or properties, (ii) in the case of the sale of any Asset other than real property or securities investments, 1% of the sales price of such Asset. As previously provided in the Advisory Agreement, no Disposition Fee shall be paid to our advisor in connection with our disposition of investments that are securities; however, we may pay usual and customary brokerage fees to an affiliate or related party of our advisor, if, at the time of such payment, such affiliate or related party is a properly registered and licensed broker-dealer (or equivalent) in the jurisdiction in which the securities are sold.

Further, the Advisory Agreement, as now amended, reduced from 8% to 6% the Priority Return that must be paid to investors before we may pay our advisor as Incentive Fees the Subordinated Share of Net Sales Proceeds from a sale of all or a portion of our Assets, the Subordinated Incentive Fee payable upon a Liquidity Event and the Performance Fee payable upon the occurrence of a Liquidity Event or one or more sales of Assets subsequent to the termination or non-renewal of the Advisory Agreement. This change in the Priority Return is subject to the approval by our stockholders of an amendment to our articles of incorporation reflecting such change.

In addition, the Advisory Agreement, as now amended, provides that we will pay our advisor for services rendered in connection with the refinancing of any debt obligations of the Company or any of its subsidiaries a Financing Coordination Fee equal to 1% of the gross amount of any such refinancing. Such Financing Coordination Fees are included in Total Operating Expenses for purposes of calculating conformance with the 2%/25% Guidelines.

In connection with the changes to the Disposition Fee and Priority Return, which are referenced in our articles of incorporation, our board of directors approved a second amendment and restatement of our articles of incorporation reflecting such changes for presentation to our stockholders for their approval at a special stockholders’ meeting which is expected to be scheduled for a date in September or October of 2010.

DEFINITIONS

The following definitions are added under the heading “DEFINITIONS” commencing on page 169 of the prospectus.

“Financing Coordination Fee” means a fee payable to our advisor for services rendered to us under the Advisory Agreement in connection with the refinancing of any debt obligations of the Company or our subsidiaries equal to 1% of the gross amount of any such refinancing. Any such Financing Coordination Fee deemed to be earned by the advisor party shall be paid upon the closing of the refinancing. Any such Financing Coordination Fee paid to our advisor in connection with the refinancing shall be included in Total Operating Expenses for purposes of calculating conformance with the 2%/25% Guidelines.

The following definitions supersede and replace in full the corresponding definitions under the heading “DEFINITIONS” commencing on page 169 of the prospectus.

“Disposition Fee” means the fee payable if our advisor or an affiliate provides a substantial amount of services (as determined in good faith by a majority of our Independent Directors) in connection with the sale of one or more Assets (including the sale of all of our Assets or the sale of our Company or a portion thereof).

“Investment Services Fee” means the fee that our advisor shall receive as compensation for services rendered in connection with the selection, evaluation, structure and purchase of real properties, or Permitted Investments that are not securities, or the making of loans that are not securities, a fee in the amount of (i) with respect to each (A) real property acquired directly by us or our Operating Partnership, 1.85% of the contract purchase price of such asset, or (B) loan or Permitted Investment that is not a security acquired or made directly by us or our Operating Partnership, 1.85% of the amount invested, and (ii) with respect to each (A) real property, acquired indirectly by us or our Operating Partnership through one or more of its affiliates or joint ventures, 1.85% of the contract purchase price of such asset multiplied by our or our Operating Partnership’s percentage equity interest in such affiliates or joint ventures, or (B) loan or Permitted Investment that is not a security acquired or made indirectly by us or our Operating Partnership through one or more of its affiliates or joint ventures, 1.85% of the amount of the investment, multiplied by our or our Operating Partnership’s percentage equity interest in such affiliates or joint ventures. Such fees shall be paid to our advisor as we or our Operating Partnership closes on the acquisition of such asset. In the case of a development or construction project, upon completion of the project, our advisor shall determine the actual amounts paid. To the extent the amounts actually paid vary from the budgeted amounts on which the Investment Services Fee was initially based, our advisor will pay or invoice the Company for 1.85% of the budget variance such that the Investment Services Fee is ultimately 1.85% of amounts expended on such development or construction project; provided, however, that no Investment Services Fee shall be paid to our advisor in connection with the purchase by us or our Operating Partnership of securities.

“Priority Return” means, as of any date, an aggregate amount equal to a 6% cumulative, non-compounded, annual return on Invested Capital, prorated for any partial year. For purposes of calculating the Priority Return for any calendar year or portion thereof, we will use the daily weighted average amount of Invested Capital for such period.

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